Report of Independent Accounts

To the Board of Directors of
The BNY Hamilton Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that the BNY Hamilton Funds,
Inc., including the Equity Income Fund, Intermediate
Government Fund, Intermediate New York Tax-Exempt
Fund, Intermediate Tax-Exempt Fund, Intermediate
Investment Grade Fund, Large Cap Growth Fund, Money
Fund, Small Cap Growth Fund, and Treasury Money Fund
(the "Funds") were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of November 30, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified
Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999, and with respect to agreement of security purchases and sales, for the period from October 31, 1999 (the date of last examination performed by other accountants) through November 30, 1999;

     We counted an inspected all securities located in the vault of The Bank of New York (the
     "Custodian"), without prior notice to management;

     We obtained reconciliations between the Funds' accounting records and the custody records as of November 30, 1999 and verified reconciling items;

     We obtained an understanding of the Custodian's reconciliation procedures over investment postions and the controls over these reconciliations between the Custodian and the various depository institution (DTC, PTC, and FRB)and the Custodian and customer investment positions, including the control policies over the safeguarding of physical securities;

     We agreed pending trade activity for the Funds as of November 30, 1999 to their corresponding subsequent statements;


     We agreed to the books and records of the Funds   a
     sample of five purchases and four sales of
     securities for the period December      31, 1998
     (the date of last examination) through October
     31, 1999.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BNY
Hamilton Funds, Inc. were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30,
1999, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the BNY Hamilton Funds, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
January 20, 2000



Management Statement Regarding Compliance with
Certain Provision of the Investment Company Act of 1940

We, as members of management of the BNY Hamilton Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule
17f-2, "Custody of Invesments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of November 30,
1999.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of November 30, 1999 with respect to securities and similar investments reflected in the investments accounts of the Funds.

BNY Hamilton Funds, Inc.


BY: /s/Laura Melmen
    Laura Melmen, Vice President


                UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549

                 FORM N-17f-2

Certificate of Accounting of Securities and Similiar
         Investment in th Custody of
       Management Investment Companies

  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.  Investment Company Act File Number: 811-6654
    Date examination completed:  November 30, 1999

2.  State identification Number:

AL   AK        AZ             AR   CA   CO
CT   DE        DC             FL   GA   HI
ID   IL        IN             IA   KS   KY
LA   ME        MD AE-86936-6  MA   MI   MN
MS   MO        MT             NE   NV   NH
NJ   NM        NY             NC   ND   OH
OK   OR        PA             RI   SC   SD
TN   TX        UT             VT   VA   WA
WV   WI        WY             PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: BNY Hamilton Funds, Inc.

4. Address of principal executive office {number, street, city, state. zip code}:
       3435 Stelzer Road Columbus, OH 43219

INSTRUCTIONS

The Form must be completed by invesments companies that have custody of securities or similar invesmtents.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.  Submit this Form to the Securities and Exchange
    Commission and appropriate state securities administrators when filing the certfificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
               PUBLIC ACCOUNTANT